                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (AMENDMENT NO. 2)*

                                  CHATCOM INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    161723101
--------------------------------------------------------------------------------
                                  (CUSIP Number)

           Sandra L. Mallenbaum, Esq., c/o Anderson Kill & Olick, P.C.
      1251 Avenue of the Americas, New York, New York 10020 (212) 278-1000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 1997
           ------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)(1)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 16 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------
1. This filing incorporates all information relevant to events not reported previously, effected by the Reporting Persons, who may be deemed a group for purposes of Section 13(d), with respect to the referenced class of securities, up to and including August 5, 1998.

                                  SCHEDULE 13D

-----------------------                                -------------------------
CUSIP NO. 161723101                                    PAGE 2 OF 16 PAGES
-----------------------                                -------------------------

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Ernest P. Werlin
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                   Not Applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

                                   Not Applicable
--------------------------------------------------------------------------------

   6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                  U.S. Citizen
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                                                               --
   NUMBER OF       -------------------------------------------------------------
     SHARES          8  SHARED VOTING POWER
  BENEFICIALL                                             5,103,658.1(1)
    OWNED BY       -------------------------------------------------------------
      EACH           9  SOLE DISPOSITIVE POWER
   REPORTING                                                   --
     PERSON        -------------------------------------------------------------
      WITH          10  SHARED DISPOSITIVE POWER
                                                          5,103,658.1(1)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                               --
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                               --
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

                                                               IN
--------------------------------------------------------------------------------
--------

1. Ernest P. Werlin disclaims beneficial ownership of all shares of Common Stock, all shares of Restricted Common Stock, all 10% convertible preferred stock (the "10% CPS"), all 9.5% convertible notes (the "9.5% Notes" or the "Notes"), and all Warrants owned by other persons, as well as all shares of Common Stock into which the 10% CPS and the 9.5% Notes could be converted, and all shares of Common Stock and Restricted Common Stock which the Warrants could be used to purchase.

                                  SCHEDULE 13D

-----------------------                                -------------------------
CUSIP NO. 161723101                                    PAGE 3 OF 16 PAGES
-----------------------                                -------------------------

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Peter J. Powers
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                   Not Applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

                                   Not Applicable
--------------------------------------------------------------------------------

   6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                  U.S. Citizen
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                                                               --
   NUMBER OF       -------------------------------------------------------------
     SHARES          8  SHARED VOTING POWER
  BENEFICIALL                                             5,103,658.1(1)
    OWNED BY       -------------------------------------------------------------
      EACH           9  SOLE DISPOSITIVE POWER
   REPORTING                                                   --
     PERSON        -------------------------------------------------------------
      WITH          10  SHARED DISPOSITIVE POWER
                                                          5,103,658.1(1)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                               --
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                               --
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

                                                               IN
--------------------------------------------------------------------------------

--------

1. Peter J. Powers disclaims beneficial ownership of all shares of Common Stock, all shares of Restricted Common Stock, all 10% CPS, all 9.5% Notes, and all Warrants owned by other persons, as well as all shares of Common Stock into which the 10% CPS and the 9.5% Notes could be converted and all shares of Common Stock and Restricted Common Stock which the Warrants could be used to purchase.

                                  SCHEDULE 13D

-----------------------                                -------------------------
CUSIP NO. 161723101                                    PAGE 4 OF 16 PAGES
-----------------------                                -------------------------

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 The High View Fund, L.P.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                       WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

                                   Not Applicable
--------------------------------------------------------------------------------

   6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                      Delaware
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                                                          2,630,157.1
   NUMBER OF       -------------------------------------------------------------
     SHARES          8  SHARED VOTING POWER
  BENEFICIALL                                                   --
    OWNED BY       -------------------------------------------------------------
      EACH           9  SOLE DISPOSITIVE POWER
   REPORTING                                              2,630,157.1
     PERSON        -------------------------------------------------------------
      WITH          10  SHARED DISPOSITIVE POWER
                                                                --
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           2,630,157.1
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     17.2
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

                                      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                -------------------------
CUSIP NO. 161723101                                    PAGE 5 OF 16 PAGES
-----------------------                                -------------------------

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                The High View Fund II, L.P.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                       WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

                                   Not Applicable
--------------------------------------------------------------------------------

   6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                      Delaware
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                                                           144,328.6
   NUMBER OF       -------------------------------------------------------------
     SHARES          8  SHARED VOTING POWER
  BENEFICIALL                                                   --
    OWNED BY       -------------------------------------------------------------
      EACH           9  SOLE DISPOSITIVE POWER
   REPORTING                                               144,328.6
     PERSON        -------------------------------------------------------------
      WITH          10  SHARED DISPOSITIVE POWER
                                                                --
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           144,328.6
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     1.1
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

                                      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                -------------------------
CUSIP NO. 161723101                                    PAGE 6 OF 16 PAGES
-----------------------                                -------------------------

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          High View SSFI Fund, LDC
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                       WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

                                   Not Applicable
--------------------------------------------------------------------------------

   6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                 The Cayman Islands
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                                                            97,271.4
   NUMBER OF       -------------------------------------------------------------
     SHARES          8  SHARED VOTING POWER
  BENEFICIALL                                                   --
    OWNED BY       -------------------------------------------------------------
      EACH           9  SOLE DISPOSITIVE POWER
   REPORTING                                                97,271.4
     PERSON        -------------------------------------------------------------
      WITH          10  SHARED DISPOSITIVE POWER
                                                                --
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            97,271.4
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     0.8
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

                                      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                -------------------------
CUSIP NO. 161723101                                    PAGE 7 OF 16 PAGES
-----------------------                                -------------------------

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            High View Capital Corporation
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                   Not Applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

                                   Not Applicable
--------------------------------------------------------------------------------

   6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                       Delaware
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                                                               --
   NUMBER OF       -------------------------------------------------------------
     SHARES          8  SHARED VOTING POWER
  BENEFICIALL                                              2,871,757.1(1)
    OWNED BY       -------------------------------------------------------------
      EACH           9  SOLE DISPOSITIVE POWER
   REPORTING                                                   --
     PERSON        -------------------------------------------------------------
      WITH          10  SHARED DISPOSITIVE POWER
                                                           2,871,757.1(1)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                               --
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     --
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

                                      CO
--------------------------------------------------------------------------------

--------
1. High View Capital Corporation disclaims beneficial ownership of all shares of Common Stock, all shares of Restricted Common Stock, all 10% CPS, all 9.5% Notes, and all Warrants owned by other persons, as well as all shares of Common Stock into which the 10% CPS and the 9.5% Notes could be converted, and all shares of Common Stock and Restricted Common Stock which the Warrants could be used to purchase.

                                  SCHEDULE 13D

-----------------------                                -------------------------
CUSIP NO. 161723101                                    PAGE 8 OF 16 PAGES
-----------------------                                -------------------------

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                The High View Fund
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                       WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  [ ]

                                  Not Applicable
--------------------------------------------------------------------------------

   6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                 The Cayman Islands
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                                                           2,231,901
   NUMBER OF       -------------------------------------------------------------
     SHARES          8  SHARED VOTING POWER
  BENEFICIALL                                                  --
    OWNED BY       -------------------------------------------------------------
      EACH           9  SOLE DISPOSITIVE POWER
   REPORTING                                               2,231,901
     PERSON        -------------------------------------------------------------
      WITH          10  SHARED DISPOSITIVE POWER
                                                               --
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           2,231,901
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     14.9
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

                                      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                -------------------------
CUSIP NO. 161723101                                    PAGE 9 OF 16 PAGES
-----------------------                                -------------------------

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       High View Asset Management Corporation
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                   Not Applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  [ ]

                                  Not Applicable
--------------------------------------------------------------------------------

   6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Delaware
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                                                               --
   NUMBER OF       -------------------------------------------------------------
     SHARES          8  SHARED VOTING POWER
  BENEFICIALL                                              2,231,901(1)
    OWNED BY       -------------------------------------------------------------
      EACH           9  SOLE DISPOSITIVE POWER
   REPORTING                                                   --
     PERSON        -------------------------------------------------------------
      WITH          10  SHARED DISPOSITIVE POWER
                                                           2,231,901(1)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       --
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       --
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

                                       CO
--------------------------------------------------------------------------------

--------

1. High View Asset Management Corporation disclaims beneficial ownership of all shares of Common Stock, all shares of Restricted Common Stock, all 10% CPS, all 9.5% Notes, and all Warrants owned by other persons, as well as all shares of Common Stock into which the 10% CPS and the 9.5% Notes could be converted and all shares of Common Stock and Restricted Common Stock which the Warrants could be used to purchase.

                                                             Page 10 of 16 Pages

                                  CHATCOM INC.
                              (CUSIP NO. 161723101)

         This Amendment No. 2 on Schedule 13D ("Amendment No. 2) relates to the Statement on Schedule 13D filed on December 30, 1997 and amended on January 30, 1998 (the "Original Amended 13D"). This Amendment No. 2 is being filed to reflect, among other things, (i) the addition of two Reporting Persons; (ii) the acquisition by certain Reporting Persons of 9.5% Notes and Warrants; (iii) the receipt of dividends on the 10% CPS by certain Reporting Persons; (iv) the sale of shares of Common Stock and (v) the sale of shares of Restricted Common Stock by certain Reporting Persons. Any capitalized term used herein and not otherwise defined shall be given the meaning ascribed to it in the Original Amended 13D.

ITEM 1.   SECURITY AND ISSUER.

Item 1 of the Original Amended 13D is amended by adding, in sub-part (e), after the words "Common Stock", the words "and Restricted Common Stock".

ITEM 2.   IDENTITY AND BACKGROUND.

                  (a) - (f)

Item 2 of the Original Amended 13D is amended by replacing sub-parts (I) - (VII) therein with the following sub-parts (I) - (VIII):

                  This statement is being filed on behalf of a group consisting of the following eight reporting persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"):

         (I) This statement is being filed on behalf of The High View Fund, L.P., a Delaware limited partnership (the "Delaware Fund"). The Delaware Fund's principal business is to make and hold investments. The business address for the Delaware Fund is c/o High View Capital Corporation, 805 Third Avenue, Floor 17, New York, New York 10022.

         (II) This statement also is being filed on behalf of The High View Fund II, L.P., a Delaware limited partnership ("Fund II"). Fund II's principal business is to make and hold investments. The general partner of Fund II is High View Capital Corporation. The business address for Fund II is c/o High View Capital Corporation, 805 Third Avenue, Floor 17, New York, New York 10022.

         (III) This statement also is being filed on behalf of High View SSFI Fund, LDC, a Cayman Islands limited duration company ("SSFI"). SSFI's principal business is to make and hold investments. The directors of SSFI are Dion R. Friedland, Charles A. Stride and Peter J. Powers. SSFI's investment manager is High View Capital Corporation. The business address for SSFI is c/o High View Capital Corporation, 805 Third Avenue, Floor 17, New York, New York 10022.

         (IV) This statement also is being filed on behalf of High View Capital Corporation, a Delaware corporation ("HVCC"). HVCC's principal business is to act as general partner to the Delaware Fund, to act as general partner to Fund II, to act as investment manager to SSFI, and to provide investment advisory services to other clients. The business address for HVCC is 805 Third Avenue, Floor 17, New York, New York 10022.

         The sole stockholder of voting stock of HVCC is Ernest P. Werlin. Mr. Werlin is a director, President and Treasurer of HVCC. Peter J. Powers is a director, Senior Vice President and Secretary of HVCC.

         (V) This statement also is being filed on behalf of The High View Fund, a Cayman Islands company (the "Cayman Fund"). The Cayman Fund is listed on the Irish Stock Exchange and its principal business is to make and hold investments. The Cayman Fund's directors are Rhonda D. McDeigan-Eldridge and Dorothea I. Thompson. Ms. McDeigan-Eldridge and Ms. Thompson are citizens of the Commonwealth of The Bahamas, their principal business is to act as investment fund administrators, and their business address is c/o Mees Pierson Fund Services (Bahamas) Limited, Windermere House, 404 East Bay Street, P.O. Box SS-6238, Nassau, The Bahamas.

         (VI) This statement also is being filed on behalf of High View Asset Management Corporation, a Delaware corporation ("HVAM"). HVAM's principal business is to act as investment manager to the Cayman Fund, and its business address is 805 Third Avenue, Floor 17, New York, New York 10022.

         The sole stockholder of voting stock and the sole director of HVAM is Mr. Werlin. Mr. Werlin is President of HVAM. Peter J. Powers is Secretary, Treasurer and Vice President of HVAM.

                                                             Page 11 of 16 Pages

        (VII) This statement also is being filed on behalf of Ernest P. Werlin. Mr. Werlin's present principal occupation is as a director, President and Treasurer of HVCC and as the director and President of HVAM. Mr. Werlin is a United States citizen whose business address is c/o HVCC, 805 Third Avenue, Floor 17, New York, New York 10022.

        (VIII) This statement also is being filed on behalf Peter J. Powers. Mr. Powers's present principal occupation is as a director, Senior Vice President and Secretary of HVCC, as Secretary, Treasurer and Vice President of HVAM, and as a director of SSFI. Mr. Powers is a United States citizen whose business address is c/o HVCC, 805 Third Avenue, Floor 17, New York, New York 10022.

Item 2 of the Original Amended 13D is amended further by replacing the paragraph beginning "Each of the Delaware Fund and the Cayman Fund" with the following paragraph:

                  Each of the Delaware Fund and the Cayman Fund is making this filing because, in addition to the transactions in the Issuer's securities reported previously on the Original Amended 13D, as reported in this Amendment No. 2, each of them has acquired (a) 9.5% Notes which are convertible to shares of Common Stock for which each has sole voting and dispositive power, (b) Warrants that could be used to purchase shares of Restricted Common Stock for which each has sole voting and dispositive power, and (c) shares of Restricted Common Stock for which each has sole voting and dispositive power as dividends of the 10% CPS, and each of the Delaware Fund and the Cayman Fund has disposed of shares of Restricted Common Stock.

Item 2 of the Original Amended 13D is amended further by replacing the paragraph beginning "Mr. Werlin is making this filing" with the following paragraph:

                  Mr. Powers is making this filing because, in addition to the transactions in the Issuer's securities reported previously on the Original Amended 13D, as reported in this Amendment No. 2, Mr. Powers has disposed of shares of Common Stock for which he had sole voting and dispositive power. Mr. Werlin is making this filing because, in addition to the transactions in the Issuer's securities reported previously on the Original Amended 13D, as reported in this Amendment No. 2, Mr. Werlin has disposed of shares of Common Stock for which he had sole voting and dispositive power. In addition, each of Mr. Powers and Mr. Werlin is making this filing because, due to the relationships described above, each of Mr. Powers and Mr. Werlin could be deemed to have beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act") of any (a) shares of Common Stock, (b) shares of Restricted Common Stock, (c) 10% CPS and the shares of Common Stock into which they could be converted, (d) 9.5% Notes and the shares of Common Stock into which they could be converted, and (e) Warrants and the shares of Common Stock and Restricted Common Stock that they may be used to purchase which are held by each of the Delaware Fund, Fund II, SSFI and the Cayman Fund. Each of Mr. Powers and Mr. Werlin disclaims beneficial ownership of all shares of Common Stock held by other persons, all shares of restricted Common Stock held by other persons, all 10% CPS held by other persons and the shares of Common Stock into which they could be converted, all 9.5% Notes held by other persons and the shares of Common Stock into which they could be converted, all Warrants held by other persons and the shares of Common Stock and Restricted Common Stock that they may be used to purchase.

Item 2 of the Original Amended 13D is amended further by deleting in its entirety the paragraph which begins "Mr. Brown is making this filing" and adding the following two paragraphs:

                  Fund II is making this filing because, as reported in this Amendment No. 2, it has acquired (a) 9.5% Notes convertible to shares of Common Stock and (b) Warrants that may be used to purchase shares of Restricted Common Stock, for each of which it has sole voting and dispositive power.

                  SSFI is making this filing because, as reported in this Amendment No. 2, it has acquired (a) 9.5% Notes convertible to shares of Common Stock and (b) Warrants that may be used to purchase shares of Restricted Common Stock, for each of which it has sole voting and dispositive power.

Item 2 of the Original Amended 13D is amended further by replacing the paragraph beginning "HVCC is making this filing" with the following paragraph:

                  HVCC is making this filing because, due to the relationship between HVCC and each of the Delaware Fund, Fund II and SSFI, as described above, HVCC could be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of any (a) shares of Common Stock, (b) shares of Restricted Common Stock, (c) 10% CPS and the shares of Common Stock into which they could be converted, (d) 9.5% Notes and the shares of Common Stock into which they could be converted, and (e) Warrants and the shares of Restricted Common Stock and Common Stock that they may be used to purchase which are held by each of the Delaware Fund, Fund II and SSFI. HVCC disclaims beneficial ownership of all shares of Common Stock held by other persons, all shares of Restricted Common Stock held by other persons, all 10% CPS held by other persons and the shares of Common Stock into which they could be converted, all 9.5% Notes held by other persons and the shares of

                                                             Page 12 of 16 Pages

Common Stock into which they could be converted, all Warrants held by other persons and the shares of Common Stock and Restricted Common Stock that they may be used to purchase.

Item 2 of the Original Amended 13D is amended further by replacing the paragraph beginning "HVAM is making this filing" with the following paragraph:

                  HVAM is making this filing because, due to its relationship to the Cayman Fund, as described above, HVAM could be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of any (a) shares of Common Stock, (b) shares of Restricted Common Stock, (c) 10% CPS and the shares of Common Stock into which they could be converted, (d) 9.5% Notes and the shares of Common Stock into which they could be converted, and (e) Warrants and the shares of Common Stock and Restricted Common Stock that they may be used to purchase which are held by the Cayman Fund. HVAM disclaims beneficial ownership of all shares of Common Stock held by other persons, all shares of Restricted Common Stock held by other persons, all 10% CPS held by other persons and the shares of Common Stock into which they could be converted, all 9.5% Notes held by other persons and the shares of Common Stock into which they could be converted, all Warrants held by other persons and the shares of Common Stock and Restricted Common Stock that they may be used to purchase.

Item 2 of the Original Amended 13D is amended further by replacing the paragraph beginning "The Delaware Fund, HVCC, the Cayman Fund..." with the following paragraph:

                  The Delaware Fund, Fund II, SSFI, HVCC, the Cayman Fund, HVAM, Mr. Werlin, and Mr. Powers are making this group filing because such persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act due to the relationships between and among the Reporting Persons as described in this Item 2. Each of such persons disclaims beneficial ownership of all (a) shares of Common Stock, (b) shares of Restricted Common Stock, (c) 10% CPS and the shares of Common Stock into which they could be converted, (d) 9.5% Notes and the shares of Common Stock into which they could be converted, and (e) Warrants and the shares of Common Stock and Restricted Common Stock that they may be used to purchase held by any other person for purposes of Section 13 or any other purpose, and disclaims membership in a group.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Amended 13D is amended by replacing both the paragraph beginning "In an open market transaction on September 9, 1996, Mr. Werlin acquired" and the paragraph following that paragraph with the following paragraphs:

                  In an open market transaction on September 9, 1996, Mr. Werlin acquired 35,000 shares of Common Stock for $2.5625 per share. In an open market transaction on September 10, 1996, Mr. Werlin acquired 15,000 shares of Common Stock for $2.9375 per share. In an open market transaction on October 22, 1996, Mr. Werlin acquired 10,000 shares of Common Stock for $2.7375 per share. In an open market transaction on February 7, 1997, Mr. Werlin acquired 20,000 shares of Common Stock for $3.48 per share. These 80,000 shares of Common Stock were acquired for a total purchase price of $230,725, which amount was obtained from Mr. Werlin's personal funds.

                  As discussed further in Item 5 below, in open market transactions on August 25, August 26, and August 27, 1997, Mr. Werlin sold all 80,000 shares of Common Stock for a total price of $103,937.50.

Item 3 of the Original Amended 13D is amended further by adding the following paragraphs at the end of that section:

                  In a private placement on December 31, 1997, the Delaware Fund acquired 295 9.5% Notes convertible to up to 842,857.1 shares of Common Stock and Warrants that may be used to purchase 81,900 shares of Restricted Common Stock for a total purchase price of $295,000, which amount came from the working capital of the Delaware Fund. On February 25, 1998, the Delaware Fund acquired 42,434 shares of Restricted Common Stock from the Issuer as a dividend on certain 10% CPS. In a Rule 144 transaction on March 30, 1998, the Delaware Fund disposed of 25,000 shares of Restricted Common Stock for a total price of $16,406.25. On August 5, 1998, the Delaware Fund acquired 121,000 shares of Restricted Common Stock from the Issuer as a dividend on certain 10% CPS.

                  In a private placement on December 31, 1997, the Cayman Fund acquired 168 9.5% Notes convertible to up to 480,000 shares of Common Stock and Warrants that may be used to purchase 46,500 shares of Restricted Common Stock for a total purchase price of $168,000, which amount came from the working capital of the Cayman Fund. On February 25, 1998, the Cayman Fund acquired 42,434 shares of Restricted Common Stock from the Issuer as a dividend on certain 10% CPS. In a Rule 144 transaction on March 30, 1998, the Cayman Fund disposed of 25,000 shares of Restricted Common Stock for a total price of $16,406.25. On August 5, 1998, the Cayman Fund acquired 121,001 shares of Restricted Common Stock from the Issuer as a dividend on certain 10% CPS.

                                                             Page 13 of 16 Pages

                  In a private placement on December 31, 1997, Fund II acquired 46 9.5% Notes convertible to up to 131,428.6 shares of Common Stock and Warrants that may be used to purchase 12,900 shares of Restricted Common Stock for a total purchase price of $46,000, which amount came from the working capital of Fund II.

                  In a private placement on December 31, 1997, SSFI acquired 31 9.5% Notes convertible to up to 88,571.4 shares of Common Stock and Warrants that may be used to purchase 8,700 shares of Restricted Common Stock for a total purchase price of $31,000, which amount came from the working capital of SSFI.

                  In an open market transaction on November 7, 1997, Peter J. Powers disposed of 3,000 shares of Common Stock for a total price of $4,031.25

ITEM 4.   PURPOSE OF TRANSACTION.

Item 4 of the Original Amended 13D is amended by replacing the paragraph therein with the following paragraph:

                  Each of the Delaware Fund, Fund II, SSFI, and the Cayman Fund holds, if any, its respective (a) shares of Common Stock, (b) shares of Restricted Common Stock, (c) 10% CPS, (d) 9.5% Notes, and (e) Warrants (collectively, the securities referred to in (a) - (e) herein are the "Securities"), as applicable, to which this Amendment No. 2 relates for purposes of investment. While at present, neither the Delaware Fund, Fund II, SSFI, nor the Cayman Fund has any plans to purchase additional Securities or to transfer any of the Securities, depending upon their respective evaluations of the Issuer's business and prospects, future developments, market conditions and other factors, each of the Delaware Fund, Fund II, SSFI, and the Cayman Fund may, from time to time, purchase additional Securities or sell or cause to be sold all or a portion of the Securities over which each exercises voting and dispositive power. Except as disclosed in this Item 4, neither the Delaware Fund, Fund II, SSFI, nor the Cayman Fund has current plans or proposals which relate to or would result in any of the events described in Items (a) through
(j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Amended 13D is amended by replacing parts (a) - (c) therein with the following:

                  (a) and (b)

         (I) The Delaware Fund beneficially holds 173,400 shares of Restricted Common Stock, 10% CPS convertible to up to 832,000 shares of Common Stock, 9.5% Notes convertible to up to 1,342,857.1 shares of Common Stock, Warrants that may be used to purchase 200,000 shares of Common Stock and Warrants that may be used to purchase 81,900 shares of Restricted Common Stock for an aggregate beneficial ownership of up to 2,630,157.1 shares of Common Stock, which amount constitutes 17.2% of the outstanding shares of Common Stock.

         (II) Fund II beneficially holds 9.5% Notes convertible to up to 131,428.6 shares of Common Stock and Warrants that may be used to purchase 12,900 shares of Restricted Common Stock for an aggregate beneficial ownership of up to 144,328.6 shares of Common Stock, which amount constitutes 1.1% of the outstanding shares of Common Stock.

         (III) SSFI beneficially holds 9.5% Notes convertible to up to 88,571.4 shares of Common Stock and Warrants that may be used to purchase 8,700 shares of Restricted Common Stock for an aggregate beneficial ownership of up to 97,271.4 shares of Common Stock, which amount constitutes 0.8% of the outstanding shares of Common Stock.

         (IV) For purposes of Rule 13(d) under the Act, because HVCC is the general partner of each of the Delaware Fund and Fund II, because it is the investment manager to SSFI, and because therefore it could be deemed to share voting and dispositive power with each of the Delaware Fund, Fund II and SSFI over the shares, if any, of Common Stock, Restricted Common Stock, the 10% CPS and the shares of Common Stock into which they could be converted, the 9.5% Notes and the shares of Common Stock into which they could be converted, and the Warrants and the shares of Common Stock and Restricted Common Stock that they may be used to purchase which are held by each of the Delaware Fund, Fund II, and SSFI, HVCC may be deemed to be the beneficial owner of the 173,400 shares of Restricted Common Stock held by the Delaware Fund and, if any, (i) the 10% CPS,
(ii) the 9.5% Notes, and (iii) the Warrants held by each of the Delaware Fund, Fund II and SSFI, which could be converted into and/or used to purchase up to 2,698,357.1 shares of Common Stock. Therefore, HVCC may be deemed to be the aggregate beneficial owner of up to 2,871,757.1 shares of Common Stock, which amount constitutes 18.5% of the outstanding shares of Common Stock. HVCC disclaims beneficial ownership of all shares of Common Stock, all shares of Restricted Common Stock, all 10% CPS, all 9.5% Notes and all Warrants held by other persons, as well as all shares of Common Stock into which the 10% CPS and the 9.5% Notes could be converted and all shares of Common Stock and Restricted Common Stock that the Warrants may be used to purchase held by other persons.

                                                             Page 14 of 16 Pages

         (V) The Cayman Fund beneficially holds 173,401 shares of Restricted Common Stock, 10% CPS convertible to up to 832,000 shares of Common Stock, 9.5% Notes convertible to up to 980,000 shares of Common Stock, Warrants that may be used to purchase 200,000 shares of Common Stock, and Warrants that may be used to purchase 46,500 shares of Restricted Common Stock for an aggregate beneficial ownership of up to 2,231,901 shares of Common Stock, which amount constitutes 14.9% of the outstanding shares of Common Stock.

         (VI) For purposes of Rule 13(d) under the Act, because HVAM is investment manager to the Cayman Fund, and because it could be deemed to share voting and dispositive power with the Cayman Fund over the shares of Restricted Common Stock, the 10% CPS and the shares of Common Stock into which they could be converted, the 9.5% Notes and the shares of Common Stock into which they could be converted, and the Warrants and the shares of Common Stock and Restricted Common Stock that they may be used to purchase held by the Cayman Fund, HVAM may be deemed to be the beneficial owner of the 173,401 shares of Restricted Common Stock held by the Cayman Fund and the (i) 10% CPS, (ii) 9.5% Notes and (iii) Warrants held by the Cayman Fund, which could be converted into and/or used to purchase up to 2,058,500 shares of Common Stock. Therefore, HVAM may be deemed to be the aggregate beneficial owner of up to 2,231,901 shares of Common Stock, which amount constitutes 14.9% of the outstanding shares of Common Stock. HVAM disclaims beneficial ownership of all shares of Common Stock, all shares of Restricted Common Stock, all 10% CPS, all 9.5% Notes and all Warrants held by other persons, as well as all shares of Common Stock into which the 10% CPS and the 9.5% Notes could be converted and all shares of Common Stock and Restricted Common Stock that the Warrants may be used to purchase held by other persons.

         (VII) Peter J. Powers is a director, Senior Vice President and Secretary of HVCC and a director of SSFI. Mr. Powers is also an officer of HVAM. Because of the positions Mr. Powers holds at HVCC, the investment manager of SSFI and the general partner of each of the Delaware Fund and Fund II, because he could be deemed to share with HVCC and the other director and officer of HVCC voting and dispositive power over, if any, the shares of Common Stock, the shares of Restricted Common Stock, the 10% CPS and the shares of Common Stock into which they could be converted, the 9.5% Notes and the shares of Common Stock into which they could be converted, and the Warrants and the shares of Common Stock and Restricted Common Stock that they may be used to purchase held by each of the Delaware Fund, Fund II and SSFI, and because, in addition, he could be deemed to share with the other two directors of SSFI voting and dispositive power over, if any, the shares of Common Stock, the shares of Restricted Common Stock, the 10% CPS and the shares of Common Stock into which they could be converted, the 9.5% Notes and the shares of Common Stock into which they could be converted and the Warrants and the shares of Common Stock and Restricted Common Stock that they may be used to purchase owned by SSFI, for purposes of Rule 13(d) under the Act, Mr. Powers may be deemed to be the beneficial owner of the 173,400 shares of Restricted Common Stock held by the Delaware Fund, and, if any, (i) the 10% CPS (ii) the 9.5% Notes and (iii) the Warrants held by each of the Delaware Fund, Fund II and SSFI, which could be converted into and/or used to purchase up to 2,698,357.1 shares of Common Stock. Further, because of the position Mr. Powers holds at HVAM, the investment manager to the Cayman Fund, and because he could be deemed to share with HVAM and with the director and other officer of HVAM voting and dispositive power over, if any, the shares of Common Stock, the shares of Restricted Common Stock, the 10% CPS and the shares of Common Stock into which they could be converted, the 9.5% Notes and the shares of Common Stock into which they could be converted, and the Warrants and the shares of Common Stock and Restricted
Common Stock that they may be used to purchase held by the Cayman Fund, for purposes of Rule 13(d) under the Act, Mr. Powers may be deemed to be the beneficial owner of the 173,401 shares of Restricted Common Stock held by the Cayman Fund and (i) the 10% CPS, (ii) the 9.5% Notes and (iii) the Warrants held by the Cayman Fund, which could be converted into and/or used to purchase up to 2,058,500 shares of Common Stock. Therefore, Mr. Powers may be deemed to be the aggregate beneficial owner of up to 5,103,658.1 shares of Common Stock, which amount constitutes 28.9% of the outstanding shares of Common Stock.
Mr. Powers disclaims beneficial ownership of all shares of Common Stock, all shares of Restricted Common Stock, all 10% CPS and the shares of Common Stock into which they could be converted, all 9.5% Notes and the shares of Common Stock into which they could be converted, and all Warrants and the shares of Common Stock and Restricted Common Stock that they may be used to purchase held by other persons.

         (VIII) Ernest P. Werlin is the sole stockholder, a director, and the President and Treasurer of HVCC. Mr. Werlin is also the sole director, sole stockholder, and the President of HVAM. Because of the positions Mr. Werlin holds at HVCC, the investment manager of SSFI and the general partner of each of the Delaware Fund and Fund II, because he could be deemed to share with HVCC and the other director and officer of HVCC voting and dispositive power over, if any, the shares of Common Stock, the shares of Restricted Common Stock, the 10% CPS and the shares of Common Stock into which they could be converted, the 9.5% Notes and the shares of Common Stock into which they could be converted, and the Warrants and the shares of Common Stock and Restricted Common Stock that they may be used to purchase held by each of the Delaware Fund, Fund II and SSFI, for purposes of Rule 13(d) under the Act, Mr. Werlin may be deemed to be the beneficial owner of the 173,400 shares of Restricted Common Stock held by the Delaware Fund and, if any, (i) the 10% CPS, (ii) the 9.5% Notes and (iii) the Warrants held by each of the Delaware Fund, Fund II and SSFI, which could be converted into and/or used to purchase up to 2,698,357.1 shares of Common Stock. Further, because of the positions Mr. Werlin holds at HVAM, the investment manager to the Cayman Fund, and because he could be deemed to share with HVAM and with the other officer of HVAM voting and dispositive power over, if any, the shares of Common Stock, the shares of Restricted Common Stock, the 10% CPS

                                                             Page 15 of 16 Pages

and the shares of Common Stock into which they could be converted, the 9.5% Notes and the shares of Common Stock into which they could be converted, and the Warrants and the shares of Common Stock and Restricted Common Stock that they may be used to purchase held by the Cayman Fund, for purposes of Rule 13(d) under the Act, Mr. Werlin may be deemed to be the beneficial owner of the 173,401 shares of Restricted Common Stock held by the Cayman Fund and (i) the 10% CPS, (ii) the 9.5% Notes and (iii) the Warrants held by the Cayman Fund, which could be converted into and/or used to purchase up to 2,058,500 shares of Common Stock. Therefore, Mr. Werlin may be deemed to be the aggregate beneficial owner of up to 5,103,658.1 shares of Common Stock, which amount constitutes 28.9% of the outstanding shares of Common Stock. Mr. Werlin disclaims beneficial ownership of all shares of Common Stock, all shares of Restricted Common Stock, all 10% CPS and the shares of Common Stock into which they could be converted, all 9.5% Notes and the shares of Common Stock into which they could be converted, and all Warrants and the shares of Common Stock and Restricted Common Stock that they may be used to purchase held by other persons.

                  By reason of the relationships described in Item 2 and this
Item 5 above, the Delaware Fund, Fund II, SSFI, HVCC, the Cayman Fund, HVAM, Mr. Werlin and Mr. Powers may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act. Pursuant to Rule 13d-4 under the Act, neither the filing of this statement nor any of its contents shall be construed as an admission that any person named herein is, for purposes of Section 13(d) or 13(g) of the Act (or pursuant to Rule 16a-1(a)(1) thereunder), the beneficial owner of any shares of Common Stock, any shares of Restricted Common Stock, any 10% CPS, any 9.5% Notes, any Warrants, any shares of Common Stock into which the 10% CPS and the 9.5% Notes could be converted, or any shares of Common Stock or Restricted Common Stock that the Warrants may be used to purchase held by other members of any such group. Additionally, each of the Reporting Persons disclaims membership in a group for purposes of Section 13 or for any other purpose.

                  (c)

                  In an open market transaction on November 7, 1997, Peter J. Powers disposed of 3,000 shares of Common Stock for $1.34375 per share.

                  In a private placement on December 31, 1997, the Delaware Fund acquired 295 9.5% Notes convertible to up to 842,857.1 shares of Common Stock with Warrants that may be used to purchase 81,900 shares of Restricted Common Stock for $1,000 per Note. On February 25, 1998, the Delaware Fund received a dividend on previously reported 10% CPS of 42,434 shares of Restricted Common Stock. In a Rule 144 transaction on March 30, 1998, the Delaware Fund disposed of 25,000 shares of Restricted Common Stock for $.65625 per share. On August 5, 1998, the Delaware Fund received a dividend on previously reported 10% CPS of 121,000 shares of Restricted Common Stock.

                  In a private placement on December 31, 1997, the Cayman Fund acquired 168 9.5% Notes convertible to up to 480,000 shares of Common Stock with Warrants that may be used to purchase 46,500 shares of Restricted Common Stock for $1,000 per Note. On February 25, 1998, the Cayman Fund received a dividend on previously reported 10% CPS of 42,434 shares of Restricted Common Stock. In a Rule 144 transaction on March 30, 1998, the Cayman Fund disposed of 25,000 shares of Restricted Common Stock for $.65625 per share. On August 5, 1998, the Cayman Fund received a dividend on previously reported 10% CPS of 121,001 shares of Restricted Common Stock.

                  In a private placement on December 31, 1997, Fund II acquired 46 9.5% Notes convertible to up to 131,428.6 shares of Common Stock with Warrants that may be used to purchase 12,900 shares of Restricted Common Stock for $1,000 per Note.

                  In a private placement on December 31, 1997, SSFI acquired 31 9.5% Notes convertible to up to 88,571.4 shares of Common Stock with Warrants that may be used to purchase 8,700 shares of Restricted Common Stock for $1,000 per Note.

                  In an open market transaction inadvertently omitted from Original Amended 13D, on October 22, 1996, Ernest P. Werlin acquired 10,000 shares of Common Stock for $2.7375 per share. On August 26, 1997, in a previously reported open market transaction for which an incorrect per share price ($1.1376) was reported, Mr. Werlin disposed of 25,000 shares of Common Stock for $1.2875 per share. In an open market transaction on August 27, 1997, Mr. Werlin disposed of 35,000 shares of Common Stock for $1.30 per share.

                  Except as discussed in this paragraph (c), no other transactions in shares of Common Stock or Restricted Common Stock or 10% CPS or 9.5% Notes or Warrants were effected in the past 60 days by any of the Reporting Persons.

Item 5 of the Original Amended 13D is amended further by replacing part (e) therein with the following:

                  Not applicable.

                                                             Page 16 of 16 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  September 28, 1998                    /s/ ERNEST P. WERLIN
                                              ---------------------------------
                                                  Ernest P. Werlin

                                              /s/ PETER J. POWERS
                                              ---------------------------------
                                                  Peter J. Powers

                                          THE HIGH VIEW FUND, L.P.

                                          By: High View Capital Corporation,
                                              its general partner

                                          By: /s/ ERNEST P. WERLIN
                                              ---------------------------------
                                                  Ernest P. Werlin
                                                  President

                                          THE HIGH VIEW FUND II, L.P.

                                          By: High View Capital Corporation,
                                              its general partner

                                          By: /s/ ERNEST P. WERLIN
                                              ---------------------------------
                                                  Ernest P. Werlin
                                                  President

                                          HIGH VIEW SSFI FUND, LDC

                                          By: /s/ PETER J. POWERS
                                               ---------------------------------
                                                  Peter J. Powers
                                                  Director

                                          HIGH VIEW CAPITAL CORPORATION

                                          By: /s/ ERNEST P. WERLIN
                                               ---------------------------------
                                                  Ernest P. Werlin
                                                  President

                                          THE HIGH VIEW FUND

                                          By: /s/ RHONDA D. MCDEIGAN-ELDRIDGE
                                              ---------------------------------
                                                  Rhonda D. McDeigan-Eldridge
                                                  Director

                                          HIGH VIEW ASSET MANAGEMENT CORPORATION

                                          By: /s/ ERNEST P. WERLIN
                                              ---------------------------------
                                                  Ernest P. Werlin
                                                  President